Exhibit 12
Statement Re: Computation of Ratio of Earnings to Fixed Charges
(amounts in thousands, except ratios)

	Year Ended December 31,
	2007	2006	2005	2004	2003

Pre-tax income from continuing operations	$119,762	$105,379	$69,344	$56,792	$49,312

Fixed Charges:
Interest expense	$9,552	$9,554	$9,579	$9,589	$6,289
Amortized premiums	—	—	—	—	91
Interest component of rental expense(1)	571	570	565	486	411

Total Fixed Charges	$10,123	$10,124	$10,144	$10,075	$6,791

Pre-tax income from continuing operations plus fixed charges	$129,885	$115,503	$79,488	$66,867	$56,103

Ratio of Earnings to Fixed Charges	12.8X	11.4x	7.8x	6.6x	8.3x

Quarter Ended
March 29, 2008

Pre-tax income	$25,713

Fixed Charges:
Interest expense	$2,387
Interest component of rental expense(1)	143

Total Fixed Charges	$2,530

Pre-tax income plus fixed charges	$28,243

Ratio of Earnings to Fixed Charges	11.2x

(1)	Represents appropriate portion (1/3) of rental expense.